September 20, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Jennifer Gallagher

Re:	Ivanhoe Energy Inc.’s Form 10-K for the Fiscal Year Ended December 31, 2010 (File No. 000-30586) and Form 10-Q for the Fiscal Quarter Ended June 30, 2011 (File No. 000-30586)

Dear Ms. Gallagher:

Per our telephone conversation, the purpose of this letter is to confirm the receipt by Ivanhoe Energy Inc. (the “Company”) of the letter dated September 15, 2011 from Karl Hiller, Branch Chief, and the Company’s intention to file its response.

As we discussed, due to the travel schedules of the various personnel who would be involved in the preparation and review of the response to your questions, the Company may not be in a position to deliver a response that has received appropriate review and sign-off within 10 business days as requested in your letter.  We confirm that the Company will provide a response by no later than October 13, 2011.

Please contact the undersigned at (403) 817-1107 if you have any questions or require any further information in connection with this letter.

Very truly yours,

/s/ Jerry Schiefelbein
Jerry Schiefelbein

cc:	Steven Robertson
Goodmans LLP
Andrew J. Foley
Paul, Weiss, Rifkind, Wharton & Garrison LLP